Exhibit 4.1(B)

APPENDIX – ISRAELI TAXPAYERS

DAPPER INC.

GLOBAL SHARE INCENTIVE PLAN (2007)

1. Special Provisions for Israeli Taxpayers

1.1. This Appendix (the “Appendix”) to the Dapper Inc. Global Share Incentive Plan (2007) (the “Plan”), as amended and restated on October 4, 2010, applies with respect to Awards granted under the Plan. The purpose of this Appendix is to establish certain rules and limitations applicable to Awards that may be granted or issued under the Plan from time to time, in compliance with the securities and other applicable laws currently in force in the State of Israel. Except as otherwise provided by this Appendix, all grants made pursuant to this Appendix shall be governed by the terms of the Plan. This Appendix is applicable only to grants made after the Effective Date.

1.2. This Appendix complies with, and is subject to the ITO and Section 102.The provisions specified hereunder apply only to persons who are deemed to be residents of the State of Israel for tax purposes, or are otherwise subject to taxation in Israel with respect to Awards.

1.3. The Plan and this Appendix shall be read together. In any case of contradiction, whether explicit or implied, between the provisions of this Appendix and the Plan, the provisions of this Appendix shall govern.

2. Definitions

Capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Plan. The following additional definitions will apply to grants made pursuant to this Appendix:

“3(i) Award” means an Award which is subject to taxation pursuant to Section 3(i) of the ITO which has been granted to any person who is not an Eligible 102 Participant.

“102 Capital Gains Track” means the tax alternative set forth in Section 102(b)(2) of the ITO pursuant to which income resulting from the sale of 102 Trustee Awards or Underlying Stock derived from exercising or vesting of the 102 Trustee Awards is taxed as a capital gain.

“102 Capital Gains Track Grant” means a 102 Trustee Award qualifying for the special tax treatment under the 102 Capital Gains Track.

“102 Ordinary Income Track” means the tax alternative set forth in Section 102(b)(1) of the ITO pursuant to which income resulting from the sale of Awards is taxed as ordinary income.

“102 Ordinary Income Track Grant” means a 102 Trustee Award qualifying for the ordinary income tax treatment under the 102 Ordinary Income Track.

“102 Trustee Award” means an Award granted pursuant to Section 102(b) of the ITO and held in trust by a Trustee for the benefit of the Participant, and includes both 102 Capital Gains Track Grants and 102 Ordinary Income Track Grants.

“Affiliate” means any “employing company” within the meaning of Section 102(a) of the ITO.

“Controlling Shareholder” means a “controlling shareholder” within the meaning of Section 32(9) of the Ordinance, currently defined as an individual who prior to the grant or as a result of the grant or exercise of any Award, holds or would hold, directly or indirectly, in his name or with a relative (as defined in the Ordinance) (i) 10% of the outstanding stock of the Company, (ii) 10% of the voting power of the Company, (iii) the right to hold or purchase 10% of the outstanding equity or voting power, (iv) the right to obtain 10% of the “profit” of the Company (as defined in the Ordinance), or (v) the right to appoint a director of the Company.

“Election” means the Company’s choice of the type (as between capital gains track or ordinary income track) of 102 Trustee Awards it will make under the Plan, as filed with the ITA.

“Eligible 102 Participant” means a person who is employed by the Company or its Affiliates, including an individual who is serving as a director or an office holder, who is not a Controlling Shareholder.

“ITA” means the Israeli Tax Authorities.

“ITO” means the Israeli Income Tax Ordinance (New Version) 1961 and the rules, regulations, orders or procedures promulgated thereunder and any amendments thereto, including specifically the Rules, all as may be amended from time to time.

“Non-Trustee Award” means an Award granted to an Eligible 102 Participant pursuant to Section 102(c) of the ITO and not held in trust by a Trustee.

“Option” means an Option granted pursuant to the terms and conditions of the Plan and this Appendix.

“Required Holding Period” means the requisite period prescribed by the ITO and the Rules, or such other period as may be required by the ITA, with respect to 102 Trustee Awards, during which the Awards granted by the Company must be held by the Trustee for the benefit of the person to whom it was granted. Currently, the Required Holding Period for 102 Capital Gains Track Grants is 24 months from the date of grant of the 102 Trustee Awards.

“Rules” means the Income Tax Rules (Tax benefits in Stock Issuance to Employees) 5763-2003.

“Section 102” shall mean the provisions of Section 102 of the ITO, as amended from time to time, including by the Law Amending the Income Tax Ordinance (Number 132), 2002, effective as of January 1, 2003 and by the Law Amending the Income Tax Ordinance (Number 147), 2005.

“Trustee” means a person or entity designated by the Board to serve as a trustee and approved by the ITA in accordance with the provisions of Section 102(a) of the ITO.

“Underlying Stock” means a share of the Company’s Common Stock issued with respect to an Award.

3. Types of Awards and Section 102 Election

3.1. The grant of 102 Trustee Award, shall be made pursuant to either (a) Section 102(b)(2) of the ITO as 102 Capital Gains Track Grants or (b) Section 102(b)(1) of the ITO as 102 Ordinary Income Track Grants. The Company’s Election regarding the type of grant of 102 Trustee Award it chooses to make shall be filed with the ITA. Once the Company has filed such Election, it may change the track of grant of 102 Trustee Award that it chooses to make only after the passage of at least 12 months from the end of the calendar year in which the first grant was made in accordance with the previous Election, in accordance with Section 102. For the avoidance of doubt, such Election shall not prevent the Company from granting Non-Trustee Awards to Eligible 102 Participants at any time.

3.2. Eligible 102 Participants may receive only 102 Trustee Awards or Non-Trustee Awards under this Appendix. Participants who are not Eligible 102 Participants may be granted only 3(i) Awards under this Appendix.

3.3. No grant of 102 Trustee Award may be made effective pursuant to this Appendix until 30 days after the requisite filings required by the ITO and the Rules have been made with the ITA.

3.4. The Award agreement or documents evidencing the Awards granted pursuant to the Plan and this Appendix shall indicate whether the grant is a 102 Trustee Award, a Non-Trustee Award or a 3(i) Award; and, if the grant is a 102 Trustee Award, whether it is a 102 Capital Gains Track Grant or a 102 Ordinary Income Track Grant.

4. Terms And Conditions Of 102 Trustee Awards

4.1. Each 102 Trustee Award will be deemed granted on the date stated in a written notice by the Company, provided that effective as of such date (i) the Company has provided such notice to the Trustee and (ii) the Participant has signed all documents required pursuant to this Section 4.

4.2. Each 102 Trustee Award granted to an Eligible 102 Participant and each certificate for Underlying Stock acquired pursuant to the exercise or vesting of a 102 Trustee Award shall be issued to and registered in the name of a Trustee and shall be held in trust for the benefit of the Participant for the Required Holding Period. After termination of the Required Holding Period, the Trustee may release such Awards or Underlying Stock, provided that (i) the Trustee has received an acknowledgment from the Israeli Income Tax Authority that the Eligible 102 Participant has paid any applicable tax due pursuant to the ITO or (ii) the Trustee and/or the Company or its Affiliate withholds any applicable tax due pursuant to the ITO. The Trustee shall not release any 102 Trustee Awards or Underlying Stock prior to the full payment of the Eligible 102 Participant’s tax liabilities.

4.3. Each 102 Trustee Award (whether granted under a 102 Capital Gains Track Grant or under a 102 Ordinary Income Track Grant, as applicable) shall be subject to the relevant terms of Section 102 and the ITO, which shall be deemed an integral part of the 102 Trustee Award and shall prevail over any term contained in the Plan, this Appendix or any agreement that is not consistent therewith. Any provision of the ITO and any certificates or rulings of the ITA not expressly specified in this Appendix or 102 Trustee Award Agreement which are necessary to receive or maintain any tax benefit pursuant to the Section 102 shall be binding on the Eligible

102 Participant. The Trustee and the Eligible 102 Participant granted a 102 Trustee Award shall comply with the ITO, and the terms and conditions of the Trust Agreement entered into between the Company and the Trustee. For avoidance of doubt, it is reiterated that compliance with the ITO specifically includes compliance with the Rules. Further, the Eligible 102 Participant agrees to execute any and all documents which the Company or the Trustee may reasonably determine to be necessary in order to comply with the provision of any applicable law, and, particularly, Section 102.

4.4. During the Required Holding Period, the Eligible 102 Participant shall not require the Trustee to release or sell the 102 Trustee Awards or the Underlying Stock and other stock received subsequently following any realization of rights derived from Awards or Underlying Stock (including stock dividends) to the Eligible 102 Participant or to a third party, unless permitted to do so by applicable law. Notwithstanding the foregoing, the Trustee may, pursuant to a written request and subject to applicable law, release and transfer such stock to a designated third party, provided that both of the following conditions have been fulfilled prior to such transfer: (i) all taxes required to be paid upon the release and transfer of the stock have been withheld for Transfer to the tax authorities and (ii) the Trustee has received written confirmation from the Company that all requirements for such release and transfer have been fulfilled according to the terms of the Company’s corporate documents, the Plan, any applicable agreement and any applicable law. To avoid doubt such sale or release during the Required Holding Period will result in different tax ramifications to the Eligible 102 Participant under Section 102 of the ITO and the Rules and/or any other regulations or orders or procedures promulgated thereunder, which shall apply to and shall be borne solely by such Eligible 102 Participant.

4.5. In the event a stock dividend is declared and/or additional rights are granted with respect to 102 Trustee Awards or Underlying Stock, such dividend and/or rights shall also be subject to the provisions of this Section 4 and the Required Holding Period for such stock and/or rights shall be measured from the commencement of the Required Holding Period for the Award with respect to which the dividend was declared and/or rights granted. In the event of a cash dividend on Stock \, the Trustee shall transfer the dividend proceeds to the Eligible 102 Participant after deduction of taxes and mandatory payments in compliance with applicable withholding requirements.

4.6. If an Award granted as a 102 Trustee Award is exercised during the Required Holding Period, the Underlying Stock shall be issued in the name of the Trustee for the benefit of the Eligible 102 Participant. If such an Award is exercised after the Required Holding Period ends, the Underlying Stock issued upon such exercise shall, at the election of the Eligible 102 Participant, either (i) be issued in the name of the Trustee, or (ii) be transferred to the Eligible 102 Participant directly, provided that the Participant first complies with all applicable provisions of the Plan.

4.7. For the avoidance of doubt, and notwithstanding anything to the contrary in the Plan (including, without limitation, Sections 2 or 7.7 thereof), no Award granted as a 102 Trustee Award may be settled for cash payment or any other form of consideration, unless and to the extent permitted under Section 102 or as expressly authorized by the ITA.

4.8. For the avoidance of doubt, no 102 Trustee Award shall be exercisable by the surrender of Shares or withholding of otherwise deliverable Shares, and withholding tax obligations will not be satisfiable with respect to an Award by withholding Shares otherwise deliverable upon exercise or vesting of the Award, unless and to the extent permitted under Section 102 or as expressly authorized by the ITA.

5. Assignability

As long as the 102 Trustee Awards or Underlying Stock are held by the Trustee on behalf of the Eligible 102 Participant, all rights of the Eligible 102 Participant over the stock are personal, can not be transferred, assigned, pledged or mortgaged, other than by will or laws of descent and distribution.

6. Tax Consequences

6.1. Any tax consequences arising from the grant of any Award, exercise or vesting of any Award, from the issuance, sale or transfer of Awards or Underlying Stock, or from any other event or act (of the Company and/or its Affiliates and/or the Trustee and/or the Participant) relating to an Award or Underlying Stock issued thereupon shall be borne solely by the Participant. The Company and/or its Affiliates, and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Participant shall agree to indemnify the Company and/or its Affiliates and/or the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax from any payment made to the Participant. The Company or any of its Affiliates and the Trustee may make such provisions and take such steps as it/they may deem necessary or appropriate for the withholding of all taxes required by law to be withheld with respect to Awards granted under the Plan and the exercise, sale, transfer or other disposition thereof, including, but not limited, to (i) deducting the amount so required to be withheld from any other amount then or thereafter payable to a Participant, including by deducting any such amount from a Participant’s salary or other amounts payable to the Participant, to the maximum extent permitted under law and/or (ii) requiring a Participant to pay to the Company or any of its Affiliates the amount so required to be withheld as a condition of the issuance, delivery, distribution or release of any Awards or Underlying Stock and/or (iii) by causing the exercise of Awards and/or sale of Underlying Stock held by or on behalf of the Participant to cover such liability, up to the amount required to satisfy minimum statutory withholding requirements. In addition, the Participant will be required to pay any amount that exceeds the tax to be withheld and transferred to the tax authorities, pursuant to applicable tax laws, regulations and rules.

6.2. With respect to Non-Trustee Awards, if the Participant ceases to be employed by the Company or any Affiliate, the Eligible 102 Participant shall extend to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Underlying Stock to the satisfaction of the Company, all in accordance with the provisions of Section 102 of the ITO and the Rules.

7. Governing Law and Jurisdiction

Notwithstanding any other provision of the Plan, with respect to Participants subject to this Appendix, the Plan and all instruments issued thereunder or in connection therewith shall be governed by, and interpreted in accordance with, the laws of the State of Delaware applicable to contracts made and to be performed therein, without giving effect to the conflict of laws principle thereof.